Exhibit 99.2

NICE Launches ASEAN User Group, Accelerating Knowledge Sharing

With over 120 inaugural members registered, this resource-rich, peer-to-peer exchange community enables members to discover new ways of expanding the value of NICE's solutions

Hoboken, N.J., February 4, 2020 – NICE (Nasdaq: NICE) today announced the launch of its ASEAN (Association of Southeast Asian Nations) User Group, with more than 120 members representing 70 organizations registered. NICE User Group (NUG) ASEAN facilitates the sharing of best practices and drives the connection with experts, domain expertise and innovative technology to accelerate the pace of customer experience and digital transformations.

NUG ASEAN was formed with strong support from the regional NICE customer base and in response to an increasing market need in APAC. The region-specific NUG chapter will be led by Vigneswaran Sivalingam, Senior Director of Operations at TDCX Malaysia, with guidance from the NICE APAC management team and subject matter experts.

“With NICE being the global leader in Customer Experience solutions, this opportunity will allow members to not only learn more about the NICE range of solutions in greater depth but also contribute actively towards the evolution of these solutions with like-minded users of the community,” said Vigneswaran Sivalingam, Senior Director of Operations, TDCX Malaysia. “This is an excellent platform to network with experts and actual users of these cutting-edge solutions to cultivate CX in the region.”

Members of the NICE User Group will be able to participate in programs covering both on-site and online discussions. NUG ASEAN will be holding quarterly on-site meetings for regional networking and updates, including the sharing of customer references, resource materials and more. Group members have user privileges and access to the global NUG Resource Center, a repository of technical and training manuals, recorded webinars, articles, presentations, use cases and more, which has now been made available via a convenient mobile app for both iPhone and Android.

With ongoing access to NICE leadership, NUG ASEAN members have the opportunity to share feedback on roadmaps for NICE products and services, and ideas for further innovation. They can also assist the committee in planning the annual worldwide NICE user conference, sharing suggestions for agenda topics, speakers, events and activities.

“Our ASEAN User Group members get access to domain experts, know-how and innovative technologies, which they can leverage to drive even more value for their organizations," said Darren Rushworth, President of NICE APAC. "Packed with member-only privileges, expansive insights and industry best practices, this resource has proven to be invaluable in other regions and we're thrilled to offer it to customers in Asia."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.